10-29-2004 [redacted]

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

10/13

04013346

SECURITI[redacted]MISSION

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SEC FILE NUMBER
8- 18318

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenrick Financial, Inc.
dba Barry Murphy + Co Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris Morris P.C.

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, Barry W Murphy, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o

______________________________, as o

______________, 19____, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

____

____

____

____
Signature

Chairman
Title

Massachusetts NP
expires 12-5-05
____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

MORRIS & MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

AICPA

The CPA. Never Underestimate the Value.SM

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Barry Murphy & Company, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Barry Murphy & Company, Inc. as of December 31, 2003 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barry Murphy & Company, Inc. as of December 31, 2003, and the changes in its net assets and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained on Pages 19-23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris + Morris, P.C.

Morris & Morris, P.C.
Needham Heights, Massachusetts
February 20, 2004

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

ASSETS

	Allowable	Non-Allowable	Total
Cash and Equivalents	$261,072	-	$261,072
Receivables from Brokers or Dealers: Other	29,624	-	29,624
Receivables from Non-Customers		151,314	151,314
Property, Furniture, Equipment, Leasehold Improvements and Rights Under Lease Agreements, at Cost-Net of Accumulated Depreciation and Amortization	-	48,384	48,384
Other Assets	-	5,007	5,007
TOTAL ASSETS	$290,696	$204,705	$495,401

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES

	A.I. Liabilities	Non-A.I. Liabilities	Total
Accounts Payable, Accrued Liabilities, Expenses and Other	$68,415	$ 3,685	$72,100
TOTAL LIABILITIES	$68,415	$ 3,685	$72,100

OWNERSHIP EQUITY

Corporation:	
Preferred Stock	$200,000
Common Stock	12,000
Additional Paid-In Capital	71,263
Retained Earnings	140,038
Total	423,301
TOTAL OWNERSHIP EQUITY	423,301
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$495,401

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2003

STATEMENT OF INCOME

REVENUE

Commissions on Transactions in Exchange Listed Equity Securities Executed on an Exchange	$ 549,180
Other Revenue	6,786
TOTAL REVENUE	$ 555,966

EXPENSES

Salaries and Other Employment Costs for General Partners and Voting Stockholder Officers	$ 70,769
Other Employee Compensation and Benefits	136,261
Interest Expense	2,712
Regulatory Fees and Expenses	28,226
Other Expenses	325,649
TOTAL EXPENSES	$ 563,617

NET INCOME

NET (LOSS) INCOME BEFORE FEDERAL INCOME TAXES	$ (7,651)
PROVISION FOR INCOME TAXES	3,000
NET INCOME AFTER FEDERAL INCOME TAXES	$ (10,951)

The accompanying notes and independent auditors' report are an integral part of the financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE RE

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2003

STATEMENTS OF CHANGES IN OWNERSHIP EQUITY

(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

	Common Stock		Preferred Stock		Additional	Total	
	Number of Shares	Dollar Amount	Number of Shares	Dollar Amount	Paid-In Capital	Retained Earnings	Stockholders' Equity
Year Ended December 31, 2003							
Beginning Balance, January 1, 2003	12,000	$ 12,000	-	$ -	$ 71,263	$ 150,989	$ 234,252
Add: Issuance of Preferred Stock	-	-	200,000	200,000	-	-	200,000
Deduct: Net (Loss)	-	-	-	-	-	(10,951)	(10,951)
Ending Balance, December 31, 2003	12,000	$ 12,000	200,000	$ 200,000	$ 71,263	$ 140,038	$ 423,301

The accompanying notes and independent auditors' report are an integral part of the financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARRY MURPHY & COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash Received from Customers	$ 555,560
Cash Paid to Vendors and Employees	(532,820)
Interest Paid, Net	(2,219)
Taxes Paid	(3,950)
Net Cash Provided by (Used for) Operating Activities	16,571
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash Paid for Purchase of Marketable Securities	-
Cash Paid for Purchase of Equipment	(10,489)
Cash Proceeds from the Sale of Marketable Securities	2,335
Net Cash (Used for) Investing Activities	(8,154)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash Loaned to Officers/Stockholders, Net	(91,314)
Cash Paid to Reduce Installment Debt	(8,161)
Cash Received from Issuance of Preferred Stock	200,000
Net Cash Provided by (Used for) Financing Activities	100,525
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	108,942
CASH AND EQUIVALENTS, Beginning of Year	152,130
CASH AND EQUIVALENTS, End of Year	$ 261,072

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
RECONCILIATIONS OF NET (LOSS) INCOME TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:	
Net (Loss) Income	$ (10,951)
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used for) Operating Activities:	
Depreciation	15,016
Unrealized Loss on Securities	-
Realized Loss on Securities	1,535
Changes in Assets and Liabilities:	
Decrease in Accounts Receivable - Commissions	87
Decrease in Security Deposits	835
Increase (Decrease) in Accounts Payable	7,049
Increase in Deferred Income Taxes	3,000
Total Adjustments	27,522
Net Cash Provided by (Used for) Operating Activities	$ 16,571

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

Barry Murphy & Company, Inc. is engaged in the business of providing discount brokerage services. The Company does not directly hold accounts for its clients and operates on a fully disclosed basis.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Method of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using the accrual-basis method of accounting.

2. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2003 and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

Cash and Equivalents include short-term highly liquid investments, including repurchase agreements and certificates of deposit with maturity dates of ninety (90) days or less that are readily convertible to cash.

4. Property and Equipment, and Depreciation

Property and Equipment is recorded at cost. Expenditures for major improvements that substantially extend the useful lives of equipment are capitalized. Expenditures for normal and recurring maintenance and repairs are charged to expense as incurred.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Property and Equipment, and Depreciation (Continued)

The Company utilizes various accelerated methods in computing depreciation for both financial and tax reporting purposes. Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	3-10
Leasehold Improvements	31.5-39

5. Federal and State Income Taxes

For financial reporting purposes, federal and state income taxes are provided based upon earnings and tax rates applicable to the Company using the method of accounting described above.

Deferred federal and state income taxes are provided for timing differences resulting from the cumulative effect of the different methods of computing depreciation for tax and financial reporting purposes and are classified as a non-current liability in the accompanying balance sheets.

6. General and Administrative Expenses

These expenses are charged to operations as incurred and are not allocated to Direct Costs.

7. Clearing Agreement

The Company has a clearing agreement with National Financial Services, LLC, whereby, National Financial Services, LLC clears transactions for Company customers and carries the accounts of such customers on a fully disclosed basis as customers of National Financial Services, LLC. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

8. Security Transactions and Recognition of Income

Security transactions and the recognition of related income and expense are recorded on a trade date basis.

9. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company's net capital was $221,596. The Company's net capital ratio was .31 to 1 at December 31, 2003, while the maximum allowable ratios is 15 to 1.

Under an agreement with National Financial Services, the Company is required to maintain net capital of $150,000.

C. CASH - RESTRICTED:

The Company is required to maintain a cash escrow account with a financial services company, as a part of a clearing agreement. Additionally, the Company is required to maintain cash in an escrow account with a regulatory agency for future registration requirement.
At December 31, 2003 restricted cash consisted of the following:

	2003
Clearing Agreement	$ 75,000
Regulatory Agency	20,540
TOTALS	$ 95,540

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

D. PROPERTY AND EQUIPMENT:

At December 31, 2003, Cost of Property and Equipment is summarized as follows:

	2003
Leasehold Improvements	$ 19,971
Office Furniture and Equipment	143,400
TOTALS	$ 163,371

E. CAPITAL LEASE OBLIGATIONS:

The Company leases a computer system and office equipment under various capital leases. The leases require annual rentals through December, 2005.

The Company is accounting for the lease transactions as purchases. Accordingly, the accompanying financial statements include:

1. The unpaid balance of the obligation under the capital lease, net of prepaid interest.

2. The fair value of the leased property as assets.

3. Charges to income:

    a. Amortization, which amounted to $10,512 in 2003 is included with deprecation expense.
    b. Interest costs are calculated at rates ranging from 11% to 22%.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

E. CAPITAL LEASE OBLIGATIONS: (Continued)

The following is a schedule, by years, of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31, 2003:

Year Ended December 31	Minimum Annual Capital Lease Payments
2004	$ 4,697
2005	3,843
Thereafter	-
	8,540
Less: Amount representing interest expense	(1,211)
Present value of minimum lease payments	$ 7,329

F. AMOUNTS DUE TO OFFICERS/STOCKHOLDERS:

At December 31, 2003, the Company has a non-interest bearing amount due to its Officers/ Stockholders in the amount of $151,314, which is intended to be received in the current period and, accordingly, are classified as current in the accompanying balance sheet.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

G. FEDERAL AND STATE INCOME TAXES:

For the year ended December 31, 2003 reconciliation of the federal and state income tax provisions reported for financial statement purposes and the statutory rates are summarized as follows:

(Loss) Income Before Income Taxes	$ (7,951)
Add: Items not deductible for income tax reporting purposes, principally non-deductible portion of business meals and entertainment and Officer's life insurance	9,351
Add: Utilization of Net Operating Losses and Accelerated Depreciation for Tax Purposes	9,000
Less: Provisions for State Income Taxes	(1,000)
Federal Taxable Income	9,400
Provisions for Federal Income Taxes at Statutory Rates	4,000
Less: Surtax Exemption	(2,000)
Provisions for Federal Income Taxes	2,000
Financial Statement Provisions for Federal and State Income Taxes	$ 3,000

Provisions for the deferred portions of federal and state income taxes are as follows:

Deferred - Current Portion	$ -
Deferred - Non-Current Portion	3,000
TOTALS	$ 3,000

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

G. FEDERAL AND STATE INCOME TAXES: (Continued)

At December 31, 2003, the Company had carryforwards available to offset federal and state taxable income and income taxes in future periods as follows:

Date of Expiration	Net Operating Losses Federal	Net Operating Losses State
December 31, 2004	$ -	$ 23,836
TOTALS	$ -	$ 23,836

H. CONCENTRATION OF CREDIT RISK:

The Company maintains cash and cash equivalents in various accounts, which at times, may exceed federal insured limits. Management believes that the Company is not exposed to any significant credit risk in connection with various cash, cash equivalents or the extension of credit to its customers.

I. COMMITMENTS:

The Company leases its office facilities under a noncancellable operating lease which was renewed in May, 2003 expiring April 30, 2006. The lease provides for the payment of additional rent based on increases in real estate taxes and certain operating expenses on a prorated basis over a base year. Rent expense for the leased premises for the year ended December 31, 2003 was $72,551.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

I. COMMITMENTS: (Continued)

At December 31, 2003, the aggregate minimum annual rental payments for leases under agreement are as follows:

Year Ended December 31	Minimum Annual Rental Payments
2004	$ 81,554
2005	81,554
2006	27,184
Thereafter	-
TOTAL	$190,292

J. STATEMENTS OF CASH FLOWS:

For the year ended December 31, 2003, the Company's non-cash investing and financing activities are summarized as follows:

Fair Value of Equipment Purchased	$ 14,010
Less: Cash Paid for Equipment	(10,489)
Liabilities Assumed	$ 3,521

K. STOCKHOLDERS' EQUITY:

On March 27, 2003, the principal Officer/Stockholder loaned the Company $200,000 for operating capital. During December, 2003, the advanced funds were converted into 200,000 shares of preferred stock, with a $1 par value. The preferred stock is voting and non-cumulative.

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

L. PENDING OR THREATENED LITIGATION:

The Company is involved in several matters that are considered by the Company's management to be routine in nature, based upon the Company's business, none of which is considered by management to have a material impact on the Company's financial statements, taken as a whole.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total Ownership Equity From Statement of Financial Condition	$423,301
Total Ownership Equity Qualified for Net Capital	423,301
Capital Lease	3,000
Total Capital and Subordinated Liabilities	426,301
Total Non-Allowable Assets From Statement of Financial Condition	204,705
Net Capital Before Haircuts on Securities Positions	221,596
Contractual Securities Commitments	-
Net Capital	$221,596

The accompanying notes and independent auditors' report
are an integral part of the financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 4,561
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement of Subsidiaries Computed in Accordance With Note (A)	50,000
Net Capital Requirement	50,000
Excess Net Capital	171,596
Excess Net Capital At 1000%	$214,754

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$68,415
Total Aggregate Indebtedness	68,415
Percentage of Aggregate Indebtedness to Net Capital	.31

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2003

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

(k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services, LLC

The accompanying notes and independent auditors' report are an integral part of the financial statements.

BARRY MURPHY & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION

UNDER RULE 15c3-1 WITH BROKER'S REPORT

AS OF DECEMBER 31, 2003

Net Capital Per FOCUS Part IIA Submitted by Broker	$208,395
Increase in Allowable Liabilities	(1,000)
Decrease in Non-Allowable Liabilities – Due to Non-Customer and Accrued Income Taxes	14,201
Net Capital Per Audited FOCUS Part IIA	$221,596

BARRY MURPHY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

Differences between the Audited Computation of 15c3-3 Reserve Requirement and the broker dealer's correspondence of un-audited Focus IIA are as follows:

Net Capital Per FOCUS Part IIA	$208,395
Adjustments Made in Audited Focus Report:	
Increase in Deferred Tax Liability	(1,000)
Decrease in Accrued Taxes Payable	3,643
Decrease in Amounts Due to Shareholders/Officer	10,558
Net capital per audited FOCUS Part IIA	$221,596

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
Barry Murphy & Company, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morris + Morris, P.C.

Needham Heights, Massachusetts
February 20, 2004

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS
& MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
Barry Murphy & Company, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morris & Morris, P.C.

Needham Heights, Massachusetts
February 20, 2004